

Mail Stop 3030

January 29, 2010

Ms. Amy Yi Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People's Republic of China

> **Re:** **Suntech Power Holdings Co., Ltd.**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed May 8, 2009**
> **File No. 001-32689**

Dear Ms. Zhang:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief